[Letterhead of Latham & Watkins LLP]

January 14, 2005

BY EDGAR TRANSMISSION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Arden Realty, Inc. Arden Realty Limited Partnership Registration Statement on Form S-3

Ladies and Gentlemen:

          On behalf of Arden Realty, Inc., a Maryland corporation (the “Company”) and Arden Realty Limited Partnership, a Maryland limited partnership (the “Partnership,” and together with the Company, the “Registrants”), we enclose for filing pursuant to the Securities Act of 1933, as amended, the Registrants’ Registration Statement on Form S-3, together with exhibits, with respect to the Partnership’s registration of up to $500,000,000 aggregate offering price of debt securities and the Company’s registration of up to $257,187,398 aggregate offering price of shares of common stock and preferred stock and guarantees of the debt securities.

          The Registrants have transmitted $76,621 via wire transfer to the Securities and Exchange Commission’s account at the Mellon Bank in payment of the registration fee.

          Please note that with respect to Exhibit 8.1 to the Registration Statement, we have filed a form of opinion of Latham & Watkins LLP regarding tax matters. The final, executed opinion will be filed by amendment. Please contact the undersigned at (714) 755-8197 if you have any questions or comments regarding the enclosed.

Very truly yours,

/s/ MICHAEL A. TRESKA

Michael A. Treska of LATHAM & WATKINS LLP

Enclosure

cc:	Arden Realty, Inc. Arden Realty Limited Partnership